NEWS RELEASE

Augusta Announces Binding Letter Agreement with Silver Wheaton for Silver
Backed Financing of Rosemont Project

Vancouver, British Columbia, December 20, 2007 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to announce that it has signed a binding letter agreement and term sheet with Silver Wheaton Corp. (“Silver Wheaton”) to sell between 45%-90% of the silver to be produced by the company’s Rosemont Copper Project (“Rosemont”). Augusta will elect the percentage of silver production sold on or before March 31, 2008.

Subject to the finalization of the structure of the transaction, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging in value from US$135 million to US$320 million to acquire from 45% to 90% of the payable silver produced during the mine life. The upfront payment will be made to fund construction of the mine as milestones are achieved. Augusta will provide a completion guarantee with certain minimum production criteria by a certain date.

“We are extremely pleased to finalize a transaction with Silver Wheaton, they have demonstrated they are a market leader in the silver industry with their innovative approach.” said Gil Clausen, President and CEO of Augusta. “This financing will satisfy approximately 16-38% of our total capital requirements for the project, for only 2-5% of the total project revenue. We have now taken a very large step forward to minimize any further equity dilution for our shareholders in conjunction with subsequent financing of the Rosemont project.”

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with our 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient additional financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008 as well as receipt of any required regulatory approvals and third-party consents.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing the Rosemont Copper project in Southern Arizona. The Company’s Rosemont property is located in Pima County, approximately 50 kilometers southeast of Tucson, Arizona, and contains a potentially world class open-pit Cu-Mo-Ag deposit. With a strong ownership profile, solid project economics and proven management team, Augusta is committed to becoming a mid-tier copper producer within the next four years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

For additional information please visit www.augustaresource.com or contact:

Marlo Hamer-Jackson, Investor Relations Manager
Phone: 604-687-1717
Fax: 604-687-1715
mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________
Gil Clausen
President and CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 1, 2007. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com